EXHIBIT 4.4

AGREEMENT

This Agreement, between Gold City Industries Ltd., ("GC") incorporated in the Province of British Columbia with its offices at 200 - 580 Hornby Street, Vancouver, BC, V6C 3B6 and AM Technologies Ltd., ("AM") incorporated in the Province of British Columbia with its offices at 715 - 837 West Hastings Street, Vancouver, BC, V6C 3N6 is dated and effective from February 8, 2000.

The parties acknowledge the terms of a Letter of Intent dated December 16, 1999 and attached as Exhibit "A" to this Agreement, between the parties and incorporate its terms into this agreement. If any of the terms of this Agreement are in conflict with any part of the Letter of Intent, the terms of this Agreement will prevail.

AM is the registered owner of all of the issued and outstanding common shares of Applied Mine Technologies Inc. ("Applied"). GC wishes to purchase and AM wishes to sell all of its right, title and interest in all the issued and outstanding common shares of Applied. Now therefore the parties agree as follows:

1. AM will sell, effective on closing, all of the issued and outstanding common shares of Applied to GC in consideration of 100,000 shares of GC and the contingent obligations of GC to pay two amounts totalling $550,000 to AM.

2. The assets of Applied consist of an approximate 50.5% direct interest in mineral claims in the Greenwood mining district of BC, known as Old Nick, a 50% direct interest in mineral claims in the Cariboo mining district of BC, known as Domin and ownership and rights to proprietary technology for the recovery of nickel from nickel bearing oxide and mixed oxide-sulphide ores. The properties and rights are described and listed in Exhibit "B" to this Agreement.

3. The contingent obligations will become a due debt and obligation of GC as to $500,000 for the Old Nick property and a due debt and obligation as to $50,000 for the Domin property on the defined dates ("the Due Dates") that these separate obligations become due.

GC will have the option at the Due Dates, as hereinafter defined, to make payment in common shares of GC in lieu of and in full satisfaction of the $500,000 or $50,000 payments. The number of such common shares to be issued to AM by GC is to be determined by dividing $500,000 or $50,000 as the case may be, by the per share quoted closing price of GC's common shares for the average of the 10 trading days preceding the Due Date, but such shares in total are not to exceed 19.9% of the then to be issued and outstanding common shares of GC. In the event the total number of shares would exceed 19.9%, only the shares that are calculated as being 19.9% of the then to be issued shares will be issued to AM, and at AM's option, the balance of shares not issued may be issued at such later time so that the 19.9% ceiling is not then exceeded.

4. GC's contingent obligation for the $500.000 payment will become an immediate and due obligation on the date a formal decision is made by GC and it's partners, if any, to put the Old Nick property into production. The production decision date defines the date the obligation becomes due and is the defined Due Date.

5. GC's contingent obligation for the $50,000 payment will become an immediate and due obligation on the date a formal decision is made by GC and it's partners, if any, to put the Domin property into production. The production date defines the date the obligation becomes due and is the defined Due Date.

6. The Old Nick and the Domin transactions are separate and independent of each other and the exercise of any rights or obligations on one has no bearing on the other except as to the payment in shares to a maximum of 19.9%.

7. AM warrants as follows:

a) It owns all of the issued and outstanding shares of Applied, free and clear of any encumbrances, liabilities or restrictions and there is no restriction on the sale or transfer of the shares to GC,

b) It is entitled to act for all of its associated companies and its parent company, if any, in this transaction,

c) The assets of Applied, being those listed in and forming Exhibit 'TT, are free and clear of any encumbrances or restrictions. There are no outstanding debts or liabilities, existing or contingent, of Applied, including but not limited to Worker's Compensation insurance, liabilities to employees or Revenue Canada or to Applied's or AM's lawyers or accountants for work on Applied's behalf, or any debts or obligations that may become a lien or charge on the assets or operations of Applied,

d) Applied has unconditional rights to the use and marketing of the described nickel recovery proprietary technology for North America, as outlined in Exhibit "B',

e) Applied is current in its filings with government and regulatory agencies, including income tax returns and annual corporate returns, and is in good standing and has unobstructed rights to act as a corporation,

f) To its knowledge, that Applied has not incurred environmental liability for its activities while acting as manager of the properties.

8. AM agrees that for so long as it or any associated, parent or subsidiary company owns the GC common shares or for a period of three years from the Due Date, whichever first occurs, continue a voting agreement to vote the shares at the direction of the board of directors of GC

9. This Agreement is subject to the approval of the boards of directors of AM and GC and it is acknowledged that each board is cognizant of its terms and approval will be timely. In the event a fairness opinion as to the transaction is required, the parties agree that time is of the essence and that if possible, a single opinion, shared by the parties, will be accepted.

10. The closing of the sell/purchase transaction will take place at the offices of AM at a mutually convenient date and time which is within ten days of receiving approval of the transaction from the Canadian Venture Exchange and any other required regulatory body. Such approval shall be requested immediately after signing this Agreement.

11. The parties agree to open their books and records, each to the other, for purposed of conducting due diligence and to provide authority to its advisors and consultants to be interviewed by the other party.

12. Transaction fees charged by government agencies will be shared equally by the parties. Taxes and levies based on profit will be for AM's account.

The parties, by signature attached, agree to the terms of this Agreement, effective on the date first above written:

Gold City Industries Ltd.

By:         /s Robert A. Watts

Date:  15th February, 2000

AM Technologies Ltd.

By:          /s Robert F. Baldock

Date:   15th February, 2000

GOLD CITY INDUSTRIES LTD

Suite 200 - 580 Homby Street, Vancouver, B.C. V6C 3B6

telephone: (604)682-7677 fax: (604)684-0642

By facsimile To: (604) 488-0180

December 16, 1999

Mr. Carl Nissen

AM Technologies Ltd.

Suite 715 - 837 West Hastings Street,

Vancouver, B.C. V6C3N6

Letter of Intent to Purchase Applied Mine Technologies Inc.

Dear Carl,

We are pleased to confirm our agreement to purchase all of the outstanding shares of Applied Mine Technologies Inc.

AM Technologies owns substantially all of the issued and outstanding shares of Applied Mine Technologies Inc., who in turn holds all of your company's interests in the Old Nick Property claims (approximately 50.5%) and the Domin claims (as to 50.0%) in British Columbia. Applied Mine also owns and has the rights to proprietary technology to recover nickel from nickel bearing oxide and mixed ores. The balance of the Old Nick and Domin claims are held by Gold City.

Gold City will purchase from AM Technologies all of the outstanding shares of Applied Mine Technologies Inc. for 100,000 common shares of Gold City Industries Ltd. plus the contingent obligation to pay $550,000 to AM Technologies.

The contingent obligation will become a due obligation of Gold City as to $500,000 for the Old Nick Property and as to $ 50,000 for the Domin Property, as outlined below, on the defined dates that these separate obligations become due. Gold City will have the option, at the due dates, to make payment in common shares of Gold City Industries in lieu of the $500,000 or $50,000 cash payments; the number of common shares is determined by dividing $500,000 or $50,000 as the case may be, by the per share quoted closing price of Gold City's common shares for the average of the 10 trading days preceding the defined due date, but such shares in total are not to exceed 19.9% of the then to be issued and outstanding common shares of Gold City. It is understood and agreed that the Old Nick and Domin transactions are separate and independent of each other and the exercise of the payment for one has no bearing on the other.

A formal agreement will include specific terms for:

Gold City's contingent obligation for the $500,000 payment, to become an immediate and due obligation on the date a formal decision is made by Gold City and its partner(s), if any, to put the Old Nick Property into production.  The production decision date defines the date the obligation is due and becomes the due date.

Gold City's contingent obligation for the $50,000 payment, to become an immediate and due obligation on the date a formal decision is made by Gold City and its partners, if any, to put the Domin Property into production. The production decision date defines the date the obligation is due and become the due date.

The issuance of 100,000 common shares of Gold City within 30 days of the effective date of the formal agreement, which shares may be subject to a hold period as required by the CDNX.

AM Technologies to acquire all of the shares of Applied Mine technologies it does not already own prior to the sale to Gold City.

A warranty by AM Technologies and its parent company that the assets of Applied Mine Technologies are free and clear of encumbrances; that the Company has no debts or unlisted liabilities and to the best of its knowledge, has not incurred any environmental liability and that it has title to the Old Nick and Domin claims according to the exhibit and map attachment and that it owns and has unconditional rights to the described nickel recovery proprietary technology for Canada, as outlined by exhibit.

Agreement that AM Technologies and/or its parent company will, for as long as it holds the Gold City shares or for a period of three years from the due date, whichever first occurs, continue a voting agreement for the shares to vote in favor of the Board of Directors of Gold City.

This letter of intent is subject to approval of the CDNX and to appropriate due diligence.

If you are in agreement with this Letter of Intent, please acknowledge by signing and returning a copy of this Letter. On your acceptance of this Letter, we will prepare a formal agreement as soon as possible for your review and joint signature.

Yours truly,

Accepted:

Gold City Industries Ltd.

AM Technologies Limited

s/ Robert A. Watts

By:     s/R. F. Baldock

Date accepted: 17th December 99

EXHIBIT B

OLD NICK PROPERTY MINERAL CLAIMS

Claim Name	Tenure No.	Good to Date	No. of Units
MR. 5	348032	2000/07/13	20
MR. 1	348033	2000/07/12	1
MR. 2	348034	2000/07/12	1
MR. 3	348035	2000/07/12	1
MR. 4	348036	2000/07/12	1
MR. 6	350506	2000/09/11	18
MR. 7	350507	2000/09/10	1
MR. 8	350508	2000/09/10	1
MR. 9	350509	2000/09/10	1
RM 1 *	215724	2000/05/02	14

RM 1 claim all units save single southeast unit, which is owned by Rock Creek Gold Trend Joint Venture

RM 16 claim all units save four southern units, which are owned by Rock Creek Gold Trend Joint Venture

DOMIN PROPERTY MINERAL CLAIMS

Claim Name	Tenure No.	Good to Date	No. Of Units
DOM1	354009	2001/02/22	8
DOM2	354010	2001/02/22	20
DOM3	354276	2001/03/13	20
DM4	354014	2001/02/20	1
DM5	354015	2001/02/20	1
DM6	354016	2001/02/22	1
DM7	354017	2001/02/22	1
DM8	354018	2001/02/22	1
DM9	354019	2001/02/21	1
DM 10	354020	2001/02/21	1
DM 11	354278	2001/03/12	1